UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 001-07982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RAVEN INDUSTRIES, INC. 401(k) PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
Raven Industries, Inc.
205 East 6th Street, P.O. Box 5107,
Sioux Falls, SD 57117-5107

RAVEN INDUSTRIES, INC. 401(k) PLAN
INDEX

The Raven Industries, Inc. 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), therefore the Plan's financial statements and supplemental schedules included in this Annual Report on Form 11-K for the years ended December 31, 2013 and December 31, 2012, have been prepared in accordance with the financial reporting requirements of ERISA.

DESCRIPTION	PAGE
Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedules
Schedule H, line 4a - Schedule of Delinquent Participant Contributions	13
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	14

Exhibits
Exhibit 23 - Consent of Independent Registered Public Accounting Firm	15

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and 401(k) Investment Committee of
Raven Industries, Inc. 401(k) Plan
Sioux Falls, South Dakota

We have audited the accompanying statements of net assets available for benefits of Raven Industries, Inc. 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Raven Industries, Inc. 401(k) Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Delinquent Participant Contributions and Assets Held at End of Year as of or for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Eide Bailly LLP

Minneapolis, Minnesota
June 6, 2014

RAVEN INDUSTRIES, INC. 401(k) PLAN
Statements of Net Assets Available for Benefits

	As of December 31
	2013	2012
ASSETS
Investments, at fair value	$41,181,277	$34,289,049

Notes receivable from participants, net	1,334,033	1,313,991

Contributions receivable
Participant contributions	104,907	95,356
Employer contributions	99,733	90,775
Loan repayment receivable	24,355	22,740
Total contributions receivable	228,995	208,871

Cash	388	36,658

Net assets reflecting all investments at fair value	42,744,693	35,848,569

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,172)	(186,345)

NET ASSETS AVAILABLE FOR BENEFITS	$42,731,521	$35,662,224

The accompanying notes are an integral part of the financial statements.

RAVEN INDUSTRIES, INC. 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2013	2012
ADDITIONS
Investment income
Interest and dividends	$1,723,735	$750,021
Net appreciation in fair value of investments	4,738,837	2,214,212
	6,462,572	2,964,233

Interest income on notes receivable from participants	54,373	52,050

Contributions
Participant contributions	2,828,717	2,682,774
Employer contributions	1,753,199	1,664,477
Rollover deposits	314,362	335,252
	4,896,278	4,682,503

DEDUCTIONS
Benefits paid to participants	4,304,574	3,980,377
Deemed distributions	27,327	—
Administrative fees	12,025	9,819
	4,343,926	3,990,196

Net increase in net assets available for benefits	7,069,297	3,708,590

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	35,662,224	31,953,634
End of year	$42,731,521	$35,662,224

The accompanying notes are an integral part of the financial statements.

RAVEN INDUSTRIES, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

1.	Plan Description

The following description of the Raven Industries, Inc. 401(k) Plan (the “Plan”) provides only general information. Reference should be made to the Plan agreement and amendments for a more complete description of the provisions of the Plan.

General
The Plan is a contributory defined contribution 401(k) savings plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers substantially all employees of Raven Industries, Inc. ("Raven" or the "Plan Sponsor") and subsidiaries (collectively referred to as the “Company”) except for Vista Research, Inc., a wholly owned subsidiary purchased in January 2012, which administers its own company 401(k) plan. Union members, leased employees and foreign citizens working outside the United States of America are not eligible to participate in the Plan.

The trustee of the Plan is Bank of America Merrill Lynch ("Plan Trustee").

Eligibility and Vesting
Employees are eligible to participate in the Plan beginning the first quarterly enrollment date (calendar quarters) subsequent to meeting the eligibility requirements (attaining age 18 and completing ¼ year of service). Participants are 100% vested at all times in their individual contributions, Company contributions and earnings thereon.

Contributions
Employees are automatically enrolled in the Plan upon becoming eligible with contributions set at 3% of eligible compensation. The Company makes matching Safe Harbor contributions of 100% of elective deferrals up to the first 3% of compensation plus 50% of elective deferrals that exceed 3% of compensation but do not exceed 5% of compensation.

Participant Accounts and Allocations
Each participant’s account is credited with the participant’s contributions, rollover deposits, the Company’s contributions and an allocation of the Plan earnings and expenses and Company discretionary contributions, if any. Company contributions are invested in the same investment funds, in the same percentage, as elected by the participant.

Investment Options
Participants are allowed to change their allocation percentages and their investment elections daily among the various investment fund options offered by the Plan. Raven common stock is an investment option under the Plan. Raven common stock is purchased in the open market by the Plan Trustee. Participant investment elections, including allocation percentages may not exceed 20% in Raven common stock.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance at the time of loan origination. Loan fees are charged separately to the accounts of individuals who choose to exercise the Plan’s loan feature. The loans are secured by the balance in the participant’s account and bear interest at rates approximating the prime interest rate plus 1% at the time of loan origination. Principal and interest is paid ratably through automatic payroll deduction. Each participant may have no more than two outstanding loans at any time. Loans outstanding as of December 31, 2013 and 2012 bear interest at rates ranging from 4.25% to 6% and are payable through 2028.

Benefits
Participants may receive distributions from their vested accounts under the Plan upon termination of employment (account balances of $5,000 or less are automatically distributed or rolled into a Merrill Lynch IRA) or attainment of normal retirement age (age 55 with 5 years of service whichever is later). In-service distributions are permitted upon reaching age 59 1/2. Any participant who was a participant in the Plan on September 14, 2007, attained the age of 55 and 5 years of service may make an in-service withdrawal upon age 55 and with 5 years of service. Distributions prior to age 59 1/2 are subject to a tax penalty. A participant who is continuing employment with the Company after attaining age 70 1/2 must take at least the minimum required distribution, as defined by the Plan document.

Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, distributions of account balances will be made in accordance with Plan documents.

Death Benefits
The designated beneficiary is entitled to a death benefit distribution equal to the employee’s vested balance.

Administrative and Investment Fees
The cost of administrative services such as Plan record keeping, trustee services, and electronic access to Plan information are included in the investment management fees that are reflected as a reduction of investment returns. A Service Agreement (the "Agreement") entered into by the Plan Sponsor and the Plan Trustee allows the Plan Sponsor to be reimbursed (“revenue sharing”) by the PlanTrustee for qualified reimbursable Plan expenses paid by the Plan Sponsor. If the revenue sharing funds specified by the Agreement exceeds the Plans Sponsor’s qualified reimbursable Plan expenses, the Plan Sponsor may allocate the excess to the Plan participants.

2. Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make certain estimates and assumptions that affect the reported amounts of assets available for Plan benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold and investments held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. Interest income on notes receivable is recorded when it is earned. The allowance for credit losses as of December 31, 2013 was $19,284. There was no allowance for credit losses at December 31, 2012.

Benefits Paid to Participants
Benefits are recorded in the Statements of Changes in Net Assets Available for Benefits when paid.

Subsequent Events
The Plan has evaluated subsequent events through June 6, 2014, the date the financial statements were available for issuance.

Recent Accounting Pronouncements
There were no accounting pronouncements adopted in 2013 or pending at December 31, 2013 that were of significance or potential significance to the Plan.

3. Risks and Uncertainties

The Plan provides for various investment options in a combination of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

4. Investments and Fair Value Measurements

Accounting guidance establishes a framework for measuring fair value that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy distinguishes between fair valuation assumptions based on observable and unobservable inputs and consists of three levels:

Level 1	Quoted market prices in active markets that the Plan has the ability to access for identical assets or liabilities.
Level 2	Inputs other than Level 1 inputs that are either directly or indirectly observable including -
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.
Level 3	Unobservable inputs which reflect estimates and assumptions that a market participant would use.

The following is a description of valuation methods used for assets recorded at fair value at December 31, 2013 and 2012:

•	Money market funds - Valued at the net asset value ("NAV") based on the daily closing price as reported by the fund. Money market funds are classified within Level 1 of the fair value hierarchy.

•
Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds registered with Securities and Exchange Commission. These funds are required to publish their NAV daily and to transact at that price. Mutual funds are classified within Level 1 of the fair value hierarchy.

•
Common collective trusts -The investments include a capital preservation trust, S&P 500 index trust, and a stable value retirement trust. The Plan’s interests in these trusts are valued based on the NAV reported by the trustee of the funds. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Fair values for the underlying assets of the trusts were based on either quoted prices in active markets or observable inputs or quotations from inactive markets. The Plan's investments in these trusts are classified within Level 2 of the fair value hierarchy.

•
Common stocks - The investment relates to self-directed brokerage accounts held by participants and Raven common stock purchased in the open market. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classifications of financial instruments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require transfer of financial instruments from one fair value level to another. For the years ended December 31, 2013 and December 31, 2012 there were no transfers in or out of Levels 1, 2, or 3.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, including those that individually represent 5% or more of the Plan’s assets, as of December 31, 2013 and 2012:

		As of December 31
	Category(a)	2013		2012
Money market fund (Level 1)
Ready Assets Prime Money Fund	Money Market	$239,743		$268,827
BlackRock (BIF) Money Fund	Money Market	1,517		145
		241,260		268,972

Mutual funds (Level 1)
Nuveen Tradewinds International Value	Foreign Large Value	—		2,902,853	(b)
MFS International Value	Foreign Large Value	3,246,068	(b)	—
PIMCO Total Return Fund	Intermediate Term Bond	4,087,106	(b)	3,374,706	(b)
BlackRock Global Allocation Fund	World Allocation	11,328,609	(b)	9,280,278	(b)
American Growth Fund of America	Large Growth	4,005,954	(b)	2,874,695	(b)
Victory Small Cap Opportunity	Small Value	5,190,346	(b)	4,501,524	(b)
Victory Special Value	Mid-Cap Blend	2		287
Lord Abbett Value Opportunities Fund	Mid-Cap Blend	2,274,801	(b)	1,406,256
Invesco Growth & Income	Large Value	3,423,434	(b)	2,198,231	(b)
		33,556,320		26,538,830
Common collective trusts (Level 2)
SSGA S&P 500 Index Fund	Large Blend	2,580,631	(b)	2,282,105	(b)
Invesco Stable Value Trust (c)	Stable Value	—		5,185,003	(b)
Federated Capital Preservation Trust (c)	Stable Value	4,576,454	(b)	—
		7,157,085		7,467,108

Common Stock (Level 1)
Raven Industries, Inc.	Common stock	210,312		—
Participant self-directed brokerage account	Common stocks	16,300		14,139
		226,612		14,139

Total investments at fair value		$41,181,277		$34,289,049

(a) Morningstar category
(b) Represents 5% or more of plan assets
(c) Benefit Responsive Investment Contract: For 2013 the average yield was 1.21% and crediting interest rate was 1.17% for the Federated Capital Preservation Trust. For 2013 and 2012 the average yield was 1.29% and 1.61% and the crediting interest rate was 1.47% and 1.89%, respectively, for the Invesco Stable Value Trust.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	As of December 31
	2013	2012
Mutual funds	$4,000,639	$1,926,306
Common collective trusts	673,274	287,906
Common stocks	64,924	—
Total appreciation, net	$4,738,837	$2,214,212

The classification of investment earnings reported above and in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

Financial Accounting Standards Board Accounting Standards Update 2009-12, "Fair Value Measurement and Disclosure (Topic 820): Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)," requires disclosures of certain attributes in entities that calculate a net asset value per share (or its equivalent) and do not have a readily determinable fair value. The following table sets forth the disclosure of the attributes at December 31, 2013 and 2012:

	2013
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trusts:
Federated Capital Preservation Trust	$4,576,454	—	Daily	Daily
SSGA S&P 500 Index Fund	2,580,631	—	Daily	Daily

	2012
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trusts:
Invesco Stable Value Trust	$5,185,003	—	Daily	Daily
SSGA S&P 500 Index Fund	2,282,105	—	Daily	Daily

The Federated Capital Preservation Trust's objective is stability of principal and high current income. To pursue its objective, the fund invests in stable value products, including Guaranteed Investment Contracts ("GICs"), synthetic GICs and money market instruments. Under normal market conditions, the fund will seek to invest at least 80% of its assets in a portfolio of traditional GICs and synthetic GICs. Under normal market conditions, the fund may invest up to 20% of its assets in money market instruments

The SSGA S&P 500 Index Fund seeks an investment return that approximates the performance of the Standard and Poor’s 500 Composite Stock Index over the long term.

The Invesco Stable Value Trust's objectives were to preserve principal, maintain high liquidity and to provide interest income reasonably obtained under the market conditions during the time the Plan assets were invested in the Trust.

5. Tax Status

The Company has adopted a prototype plan sponsored by Bank of America Merrill Lynch. The prototype plan has received an opinion letter dated March 31, 2008 in which the Internal Revenue Service (“IRS”) stated that the prototype plan was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). In addition, the opinion letter stated

that an employer who adopts this prototype plan may rely on the prototype plan opinion letter with respect to the qualification of its plan under the Code. Therefore, the Plan administrator believes that the Plan continues to be designed and operated in all material respects in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of any tax periods in process. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6. Related Party and Party-in-Interest Transactions

Certain Plan investments are shares of funds managed by Bank of America Merrill Lynch, the Plan Trustee. These transactions qualify as exempt party-in-interest transactions. Some fees paid by the Plan for recordkeeping, trustee and investment management were included as a reduction of the return earned on investments. Fees paid directly by the Plan for investment management and recordkeeping services were $12,025 and $9,819 for the year ended December 31, 2013 and 2012, respectively.

Plan investments also include shares of Raven common stock. During 2013, the Plan made open-market purchases of approximately $231,000 and sales of approximately $66,000 of Raven common stock. During the year ended December 31, 2013, the Plan recorded dividend income of approximately $2,000 on this common stock.

7. Plan Amendments

There were no material plan amendments during the year ended December 31, 2013.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2013	2012
Net assets available for benefits per the financial statements (contract value)	$42,731,521	$35,662,224
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	13,172	186,345
Net assets available for benefits per the Form 5500 (fair value)	$42,744,693	$35,848,569

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the 2013 Form 5500:

December 31
2013
Increase in net assets per the financial statements	$7,069,297
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(173,173)
Net income per form 5500	$6,896,124

9.	Nonexempt Party-in-Interest Transactions

In 2013, no participant contributions were remitted to the Plan Trustee later than required by Department of Labor ("DOL") regulations 2510.3-102. In 2012 participant contributions of $264,010 were remitted to the Plan Trustee later than required by these regulations. In 2013, the Company filed the Form 5330 and paid the required excise tax for 2012. The Plan Trustee also credited the impacted participants accounts with the amount of investment income that would have been earned had the participant contributions been made on a timely basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RAVEN INDUSTRIES, INC. 401(k) Plan

/s/ Janet L. Matthiesen
Janet L. Matthiesen
Vice President of Human Resources, Raven Industries Inc.
Plan Administrator
Date: June 6, 2014

RAVEN INDUSTRIES, INC. 401(k) PLAN
Schedule of Delinquent Participant Contributions for Year Ended December 31, 2013
Schedule H, Part IV, Line 4a
Plan 001, EIN: 46-0246171

	Participant Contributions Transferred Late to Plan	Late Participant Loan Repayments are Included	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
			Contributions Not Corrected	Contributions Corrected outside VFCP	Contributions Pending Correction in VFCP
2013	$—	—	$—	$—	$—	$—
2012 (1)	$264,010	Yes	$—	$264,010	$—	$—

(1) The participant contributions transferred late to the Plan in the 2012 plan year were fully corrected in 2013.

RAVEN INDUSTRIES, INC. 401(k) PLAN
Schedule Of Assets Held At December 31, 2013
Schedule H, Part IV, Line 4i
Plan 001, EIN: 46-0246171

(a)	(b)	(c)	(d)	(e)
	Identity of issue,
	borrower, lessor, or	Description of Asset including maturity date,	Cost	Current
	similar party	rate of interest, collateral, par or maturity value	**	value
	MFS	Mutual Fund - International Value		$3,246,068
	American	Mutual Fund - Growth		4,005,954
	Victory	Mutual Fund - Small Company Opportunity		5,190,346
*	BlackRock	Mutual Fund - Global Allocation		11,328,609
	PIMCO	Mutual Fund - Total Return		4,087,106
	Lord Abbett	Mutual Fund - Value Opportunity		2,274,801
	Victory	Mutual Fund - Special Value		2
	Invesco	Mutual Fund - Growth & Income		3,423,434
	SSGA	Common Collective Trust - S&P 500 Index		2,580,631
	Federated	Common Collective Trust - Capital Preservation		4,576,454
*	BlackRock	Money Fund - Ready Assets Prime		239,743
*	BlackRock (BIF)	Money Fund - Money Market		1,517
*	Raven Industries, Inc.	Common Stock - Raven Industries, Inc.		210,312
	Stock holdings	Common Stock - Participant self-directed brokerage account		16,300
*	Participant Loans	Participant Loans Receivable (4.25 % to 6%, payable 2014 thru 2028)		1,334,033
	Cash			388
	Total Assets			$42,515,698

*	Denotes party-in-interest or related party
**	Not applicable for participant directed investments

Exhibits

Exhibit Number	Description
23	Consent of independent registered public accounting firm